Exhibit 99.1

voxeljet AG Issues Financial Guidance for the Year Ending December 31, 2015

Friedberg, Germany, January 20, 2015 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today issued financial guidance for the year ending December 31, 2015.

Financial Guidance for the Year Ending December 31, 2015

With respect to the year ending December 31, 2015, we expect revenue to be in a range of between kEUR 23,000 and kEUR 24,000. This compares to revenue guidance for the year ended December 31, 2014 of between kEUR 15,000 and kEUR 16,000, provided on November 13, 2014, which the Company is affirming. The revenue guidance for 2015 is exclusive of any contributions from potential acquisitions during the year.

The primary drivers of the Company’s anticipated revenue growth for the year ending December 31, 2015 are expected to be: (1) increased global Systems sales; (2) continued Services revenue growth at its facility in Friedberg, Germany; (3) contribution from Voxeljet of America Inc., the Company’s Services facility in Canton, Michigan, which began operating in January 2015, and; (4) a full year’s contribution from Voxeljet UK, the Company’s Services facility outside London, England. Based on these factors, the Company expects Services revenue growth to outpace Systems revenue growth in 2015.

The company will release its financial results for the fourth quarter and year ended December 31, 2014 after the closing of the financial markets on Thursday, March 26th.

Voxeljet of America Inc. Update

The Company began printing and delivering parts to customers from its Canton, Michigan facility in January 2015. The Company expects to install additional sand and plastic printers during the first half of the year. The Company anticipates its Canton, Michigan facility having similar printing capacity to its Friedberg, Germany service center by the end of 2016.

Rudi Franz, Chief Financial Officer of voxeljet commented, “We enter 2015 with momentum in both of our business segments, which is reflected in our revenue guidance for the year. Our long-term targeted revenue growth rate is in the range of 50%, with gross margins in the range of 45 to 50%. Our long-term EBITDA and EBIT margins targets remain between 25% and 30% and 10% to 15%, respectively.  We believe that our continued robust investment in research and development will be the biggest factor in helping us to achieve these operating margins, and our plan is to continue to invest accordingly.”

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. The company consists of voxeljet AG, Voxeljet of America Inc., and Voxeljet UK. voxeljet AG owns 100% of the issued and outstanding shares of both Voxeljet of America Inc., and Voxeljet UK. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director, Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086